UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

SuRo Capital Corp.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

86887Q109

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☑  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86887Q109	13G	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Robert S. Birch
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 476,587
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 476,587
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,587
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 86887Q109	13G	Page 3 of 7

Item 1.

(a)	Name of Issuer

SuRo Capital Corp.

(b)	Address of Issuer’s Principal Executive Offices

One Sansome Street, Suite 730

San Francisco, California 94104

Item 2.

(a)	Name of Person Filing

Robert S. Birch

(b)	Address of the Principal Office or, if none, residence

C/O Oppenheimber & Co Inc.

666 Third Avenue, 12th Floor

New York, New York 10017

(c)	Citizenship

Birch is a citizen of the United States.

(d)	Title of Class of Securities

Common Stock, Par Value $0.01 Per Share

(e)	CUSIP Number

86887Q109

CUSIP No. 86887Q109	13G	Page 4 of 7

Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4. Ownership

This statement is being filed with respect to an aggregate of 476,587 shares of Common Stock, resulting in beneficial ownership of Common Stock as follows:

1.	Birch
(a)	Amount Beneficially owned: 476,587.

(b)	Percent of Class: 1.7%.

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 476,587.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 476,587.

(iv)	Shared power to dispose or to direct the disposition of: 0.

CUSIP No. 86887Q109	13G	Page 5 of 7

Item 5.	Ownership of Five Percent or Less of a Class.

☑	As of the date of this Report, the aggregate beneficial ownership of the Reporting Person had been reduced to below five percent (5%).

Item 6.	Ownership of More than Five Percent on Behalf of another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 86887Q109	13G	Page 6 of 7

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 86887Q109	13G	Page 7 of 7

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022
Date

/s/ Robert S. Birch
Robert S. Birch